Item 77I 	Deutsche CROCI(r) International
Fund (a series of Deutsche
International Fund, Inc.)

The Class B shares of Deutsche CROCI(r)
International Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, the Fund's "Class B" class of shares was terminated by action of the Fund's Board of Directors. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.